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                             March 31, 2022

       Paolo Tiramani
       Chief Executive Officer
       Boxabl Inc.
       6120 N. Hollywood Blvd. #104
       Las Vegas, NV 89115

                                                        Re: Boxabl Inc.
                                                            Amendment No. 10 to
Offering Statement on Form 1-A
                                                            Filed March 22,
2022
                                                            File No. 024-11419

       Dear Mr. Tiramani:

            We have reviewed your amended offering statement and response to our March 18, 2022 comment letter. We have the following comment.

       Amended Form 1-A/A filed March 22, 2022

       General

   1.                                                   Without necessarily
agreeing with the entirety of the analysis you provided in response to our March 18, 2022
letter, we have no further comment.
               You may contact William Demarest at 202-551-3432 or Jennifer Monick at 202-551-
       3295 if you have questions regarding comments on the financial statements and related matters. Please contact Austin Wood at 202-551-5586 or James Lopez at 202-551-3536 with any other questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Real Estate & Construction